UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)*

BlackRock New Jersey Municipal Income Trust
(Name of Issuer)

Preferred Shares
(Title of Class of Securities)

09248J200
(CUSIP Number)

Brigade Leveraged Capital Structures Fund Ltd. c/o Ogier Fiduciary Services (Cayman) Limited 89 Nexus Way Camana Bay Grand Cayman KY1-9007 Attention: Donald E. Morgan, III
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 13, 2012
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

*         The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	09248J200

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Brigade Leveraged Capital Structures Fund Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	09248J200

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Brigade Capital Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14.	TYPE OF REPORTING PERSON

IA

CUSIP No.	09248J200

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Donald E. Morgan, III

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	09248J200

Item 1.	Security and Issuer.

The name of the issuer is BlackRock New Jersey Municipal Income Trust, a Delaware business trust (the "Issuer").  The address of the Issuer's principal executive offices is 100 Bellevue Parkway, Wilmington, Delaware 19809, United States of America.  This Amendment No. 2 to Schedule 13D relates to the Issuer's Preferred Shares (the "Shares").

Item 2.	Identity and Background.

(a), (b) and (c)
This statement is being filed by the following persons: Brigade Leveraged Capital Structures Fund Ltd., a Cayman Islands exempted company ("Brigade LCSF"), Brigade Capital Management, LLC, a Delaware limited liability company ("Brigade CM") and Donald E. Morgan, III.

Brigade LCSF, Brigade CM and Mr. Morgan are sometimes individually referred to herein as a "Reporting Person" and collectively as the "Reporting Persons" or "Brigade."

Brigade LCSF is a pooled investment vehicle that operates as a private investment fund. The business address and principal executive offices of Brigade LCSF are located at c/o Ogier Fiduciary Services (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman KY1-9007, Cayman Islands.

Brigade CM is the investment manager of Brigade LCSF. The business address and principal executive offices of Brigade CM are located at 399 Park Avenue, Suite 1600, New York, NY 10022.

Mr. Morgan is a Managing Member of Brigade CM and a Director of Brigade LCSF and his business address is 399 Park Avenue, Suite 1600, New York, NY 10022.

The Shares to which this Amendment No. 2 to Schedule 13D relates were held directly by Brigade LCSF.

(d) and (e)
During the last five years, none of the persons identified in this Item 2 has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

	(f)	Each natural person identified in this Item 2 is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

As of the date hereof, Brigade LCSF may be deemed to beneficially own 0 Shares.

As of the date hereof, Brigade CM may be deemed to beneficially own 0 Shares.

As of the date hereof, Donald E. Morgan, III may be deemed to beneficially own 0 Shares.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

Item 4.	Purpose of Transaction.

This Amendment No. 2 to Schedule 13D is being filed to reflect a change in the Reporting Persons' beneficial ownership of the Issuer's Shares as a result of the Issuer's redemption of its outstanding Shares as disclosed in the Issuer's N-23C-2s filed on March 23, 2012.  The Reporting Persons do not currently have any plans or proposals that would result in any of the actions described in paragraphs (b) through (j) of Item 4 of the instructions to Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) - (e)
As of the date hereof, the Fund may be deemed to be the beneficial owners of 0 Shares, constituting 0% of the Issuer's outstanding Shares.

As of the date hereof, Brigade CM, in its capacity as investment manager of Brigade LCSF, had shared voting and dispositive power with respect to 0 Shares owned beneficially by Brigade LCSF.

As of the date hereof, Mr. Morgan, in his capacity as a Managing Member of Brigade CM and Director of Brigade LCSF, had shared voting and dispositive power with respect to 0 Shares owned beneficially by Brigade LCSF.

On April 13, 2012, the Issuer redeemed 769 Shares held by the Reporting Persons at a price of $25,000 per share.  As a result of this redemption, the Reporting Persons no longer hold Shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not Applicable

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2013
(Date)
Brigade Leveraged Capital Structures Fund Ltd.
/s/ Donald E. Morgan, III
(Signature)

Director
(Name/Title)

Brigade Capital Management, LLC*

By: /s/ Donald E. Morgan, III
(Signature)

Managing Member
(Name/Title)

/s/ Donald E. Morgan, III*
(Signature)

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

* The Reporting Persons disclaim beneficial ownership in the Shares reported herein except to the extent of their pecuniary interest therein.

Exhibit A

Joint Filing Agreement

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of BlackRock New Jersey Municipal Income Trust.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

February 14, 2013
Date

Brigade Leveraged Capital Structures Fund Ltd.
/s/ Donald E. Morgan, III
(Signature)

Director
(Name/Title)

Brigade Capital Management, LLC

By: /s/ Donald E. Morgan, III
(Signature)

Managing Member
(Name/Title)

/s/ Donald E. Morgan, III
(Signature)

SK 25586 0001 1358424